Filed by Susquehanna Bancshares, Inc.,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company:

Susquehanna Bancshares, Inc. (Commission File No. 001-33872)

Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, PA 17543-7000
NEWS RELEASE	Tel 717-626-4721
FOR IMMEDIATE RELEASE	Fax 717-626-1874

MEDIA RELATIONS CONTACT:

Stephen Trapnell, Director of Corporate Communications

(717) 625-6548

BB&T to Retain Susquehanna’s Lititz Campus

Campus Will Include Customer Service Center & Other Banking Professionals

LITITZ, PA, February 12, 2015: BB&T Corporation plans to retain Susquehanna Bancshares’ headquarters campus in Lititz and continue to operate a customer service center and other operations there following its planned acquisition of Susquehanna later this year.

The campus, which includes Susquehanna’s corporate headquarters, will be home to a customer service center and other professionals needed to support services and operations for North Carolina-based BB&T. The number of employees to be based in Lititz will be determined as planning for the merger progresses. The merger, which requires regulatory approval and approval of Susquehanna shareholders, is tentatively expected to be completed in the second half of 2015.

“BB&T’s history is very similar to Susquehanna’s – both companies were founded in small towns, and we recognize the important role the bank plays in the local community,” said Ricky K. Brown, president of BB&T. “We’re still in the early stages of the merger planning and approval process, so we don’t yet have the answers to all the questions people may have. But rest assured we are excited to be joining the Lititz community, and we’ll share more information as soon as we can.”

“We’ve been proud to call Lititz our home since the bank was founded in 1901, and we’ll continue to be an active part of the local business community when we join BB&T,” said William J. Reuter, chairman and chief executive officer of Susquehanna. “Like Susquehanna, BB&T got its start as a small community bank, and that commitment to our local neighbors is an important part of our heritage.”

BB&T also has committed $10 million for a foundation that will promote economic development throughout Lancaster County. Plans for the foundation are under development.

Susquehanna’s Lititz campus includes its corporate headquarters in a historic building that originally served as a paper mill in the 1900s, as well as its branch on the square and several other properties.

Susquehanna is a financial services holding company with total assets of approximately $18.7 billion. Headquartered in Lititz, Pa., Susquehanna provides banking and financial services at 245 branch locations in the mid-Atlantic region. Through Susquehanna Wealth Management, Susquehanna offers investment, fiduciary, brokerage, insurance, retirement planning, and private banking services, with approximately $7.9 billion in assets under management and administration. Susquehanna also operates an insurance brokerage and employee benefits company, a commercial finance company, a vehicle leasing company, a mortgage division, and a settlement services company. For more information, please visit www.susquehanna.net.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, BB&T’s and Susquehanna’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in BB&T’s and Susquehanna’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. The S-4 has been declared effective and the Proxy Statement has been mailed to shareholders of Susquehanna. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA

ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Investor Relations, Telephone: (717) 626-9801.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

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